Exhibit 99.2

SAVERONE 2014 LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

SAVERONE 2014 LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

i

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

	As of June 30,		As of December 31,
	2024	2023	2023
	Unaudited		Audited
Assets
Current assets
Cash and cash equivalents	11,302	14,773	17,112
Short-term bank deposits	-	3,805	-
Trade receivables, net	1,290	1,860	1,054
Other current assets	1,247	921	1,509
Inventory	5,760	3,451	4,534
Total current assets	19,599	24,810	24,209

Non-current assets
Trade receivables, net	871	-	1,051
Property and equipment, net	211	252	248
Restricted deposits	216	206	211
Right of use asset, net	1,142	354	1,271
Total non-current assets	2,440	812	2,781

Total assets	22,039	25,622	26,990

Current liabilities
Promissory note, net	3,912	7,097	7,139
Current maturities of leasing liabilities	469	429	352
Trade payables	3,695	2,896	4,303
Other current liabilities	2,037	2,456	2,042
Derivative warrants liability	57	1,819	274
Liability in respect of government grants	650	401	694
Total current liabilities	10,820	15,098	14,804

Non-current liabilities
Liability in respect of government grants	801	970	634
Leasing liability, net current	796	-	980
Total non-current liabilities	1,597	970	1,614

Shareholders’ equity
Share capital and premium	150,353	118,559	135,243
Capital reserve in respect of share-based payment	11,163	10,523	10,939
Accumulated deficit	(151,894)	(119,528)	(135,610)
Total shareholders’ equity	9,622	9,554	10,572

Total liabilities and shareholders’ equity	22,039	25,622	26,990

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited

Revenues	483	1,475	2,720
Cost of revenues	(398)	(1,008)	(1,968)
Gross profit	85	467	752

Research and development expenses, net	(8,897)	(12,188)	(22,861)
Selling and marketing expenses	(2,406)	(1,449)	(3,787)
General and administrative expenses	(4,460)	(4,468)	(8,327)
Operating loss	(15,678)	(17,638)	(34,223)

Financing expenses	(1,242)	(800)	(1,219)
Financing income	636	685	1,607
Financing income (expenses), net	(606)	(115)	388

Loss for the period	(16,284)	(17,753)	(33,835)
Comprehensive loss for the period	(16,284)	(17,753)	(33,835)

Basic and diluted loss per share	(0.21)	(0.64)	(1.08)
Weighted average of number of shares used to calculate the basic and diluted loss per share	79,171,297	27,839,012	31,380,359

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands, except per share and share data)

For the six-month period ended June 30, 2024

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2024 (audited)	135,243	10,939	(135,610)	10,572
Share-based payment	-	388	-	388
Issuance of ADS resulted from partial exercise of Commitment Amount under equity line	6,812	-	-	6,812
Repayment of promissory note through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	3,912	-	-	3,912
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	4,222	-	-	4,222
Exercise of restricted share units into ordinary shares	164	(164)	-	-
Comprehensive loss for the period	-	-	(16,284)	(16,284)
Balance as of June 30, 2024 (unaudited)	150,353	11,163	(151,894)	9,622

For the six-month period ended June 30, 2023

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2023 (audited)	118,284	10,045	(101,775)	26,554
Share-based payment	-	478	-	478
Net amount allocated to ADS issued as Commitment Shares in transaction of equity line	87	-	-	87
Issuance of ADS resulted from partial exercise of Commitment Amount under equity line	188	-	-	188
Comprehensive loss for the period	-	-	(17,753)	(17,753)
Balance as of June 30, 2023 (unaudited)	118,559	10,523	(119,528)	9,554

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands, except per share and share data)

For the year ended December 31, 2023

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2023 (audited)	118,284	10,045	(101,775)	26,554
Share-based payment	-	978	-	978
Net proceeds allocated to ADSs issued as Commitment Shares in transaction of equity line	87	-	-	87
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	9,670	-	-	9,670
Repayment of promissory note through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	3,433	-	-	3,433
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	3,685	-	-	3,685
Exercise of restricted share units into ordinary shares	84	(84)	-	-
Comprehensive loss for the year	-	-	(33,835)	(33,835)
Balance as of December 31, 2023 (audited)	135,243	10,939	(135,610)	10,572

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited

Cash flow from operating activity
Comprehensive loss for the period	(16,284)	(17,753)	(33,835)
Adjustments required to present cash flows from operating activities (Appendix A)	(31)	(214)	(1,185)
Net cash used in operating activities	(16,315)	(17,967)	(35,020)

Cash flows from investment activity
Change in restricted deposits	(5)	(5)	-
Changes in short-term deposits	-	6,265	10,070
Purchase of property and equipment	(10)	(75)	(128)
Net cash provided by (used in) investment activity	(15)	6,185	9,942

Cash flows from financing activity
Net proceeds received from issuance of unit includes put options, promissory note and ADS as Commitment Shares in transaction of equity line granted	-	7,170	7,170
Proceeds received from issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	6,307	188	9,259
Repayment of first promissory note (principal and interest)	-	-	(754)
Net proceeds received from issuance of second promissory note	-	-	3,597
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	4,222	-	3,685
Repayment of principal in respect of lease liability	(117)	(234)	(467)
Net cash provided by financing activity	10,412	7,124	22,490

Change in balance of cash and cash equivalents	(5,918)	(4,658)	(2,588)

Exchange differences on cash and cash equivalents	108	191	460

Balance of cash and cash equivalents, beginning of period	17,112	19,240	19,240

Balance of cash and cash equivalents, end of period	11,302	14,773	17,112

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited

Appendix A – Adjustments required to present cash flows from operating activities
Income and expenses not involving cash flows
Depreciation	47	41	98
Amortization of right for use asset	129	213	425
Interest expenses related to leasing liabilities	50	15	22
Share-based payment	388	478	978
Revaluation of derivative warrant liability	(217)	668	(877)
Recognition of discount, interest and exchange differences expenses related to Promissory Note	494	14	526
Finance expenses incurred from partial exercise of Commitment Amount under equity line	696	-	531
Exchange differences on cash and cash equivalent	(108)	(191)	(470)
Changes in liability in respect of government grants	123	117	74
	1,602	1,355	1,307

Changes in asset and liability items
Decrease (increase) in other current assets	262	95	(493)
Increase in trade receivables	(56)	(763)	(1,008)
Increase in inventory	(1,226)	(1,425)	(2,508)
Increase (decrease) in trade payables	(608)	940	2,347
Increase in other current liabilities	(5)	(416)	(830)
	(1,633)	(1,569)	(2,492)

	(31)	(214)	(1,185)

Appendix B – Non-cash investment and financing activities

Recognition of right for usage asset against a leasing liability	-	-	1,129
Repayment of first promissory note (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	3,721	-	3,313

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General

A.	Incorporation and operations

Saverone 2014 Ltd. (the “Company”) was founded in Israel on November 16, 2014 and commenced its business activity on that date (the “Inception Date”). From the Inception Date, the Company has been active in one operating segment, i.e., development of the technology necessary to create a life-saving system that prevents certain uses of cell phones while driving (the “Saverone System”).

B.	The Company’s business position

The Company is currently in the early commercialization stage and has not yet generated sufficient revenues from selling of Saverone systems. From the Inception Date and through June 30, 2024, the Company reported losses and a negative cash flow from current operating activity. As of June 30, 2024, the Company has an accumulated deficit of NIS 151,894 and it had a comprehensive loss of NIS 16,284 for the period of six months ended June 30, 2024.

On June 5, 2023, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”), under which the Company has the right to sell to Yorkville from time to time up to $10,000 thousand (the “Commitment Amount”) of the Company’s American Depository Shares (“ADS”), during a limited period of 48-months, at a price equal to 95% of the lowest of the 3 daily VWAPs (as defined in the SEPA) during a three consecutive trading day period upon delivery of a notice to Yorkville. Upon execution of the SEPA, Yorkville advanced to the Company, an amount of $2,000 thousand out of the Commitment Amount in form of promissory note which accrues annual interest at a rate of 8% and will be mature on the 12-months anniversary of execution based on payments schedule either in cash or by issuance of advance shares.

On December 11, 2023, the Company and Yorkville entered into a first amendment to the SEPA pursuant to which Yorkville, upon the Company’s request, agreed to advance to the Company $1,000 thousand of the Commitment Amount in the form of a promissory note equal to $1,000 thousand (the “Second Promissory Note”) with substantially the same terms as the First Promissory Note. Based on amendment from May 8, 2024 ,the second Promissory Note was scheduled to be repaid in 5 equal monthly installments beginning July 8, 2024.

On December 13, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell and issue to Yorkville through a registered direct offering 1,667,667 ADSs for total gross proceeds of $1,000 thousand (approximately NIS 3,685), at an offering price of $0.60 per ADS.

In March 2024, the Company entered into second amendment to the SEPA, which is unconditional committed arrangement to raise additional capital, under which the Commitment Amount was increased to $15,000 thousand.

On June 25, 2024, the Company entered into a securities purchase agreement pursuant to which the Company agreed to sell and issue to two institutional investors through a registered direct offering 2,511,111 ADSs for total gross proceeds of $1,130 thousand (approximately NIS 4,222), at an offering price of $0.45 per ADS.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 1 – General (Cont.)

B.	The Company’s business position (cont.)

During the six months ended on June 30, 2024, the Company sold 3,475,000 advance shares representing 17,375,000 ordinary shares to Yorkville for a total of $2,745 (approximately NIS 10,724 thousand) out of the Commitment Amount under SEPA, of which NIS 6,812 through partial exercise of commitment amount under equity line and NIS 3,912 as partial repayment of Promissory Note.

In addition as described in Note 8, on July 16, 2024 the Company entered into a new Standby Equity Purchase Agreement (the “SEPA”) with Yorkville, under which the Company has the right to sell to Yorkville from time to time up to $15,000 thousand (the “Commitment Amount”) of the Company’s ADS, during a limited period of 36-months following the execution of the SEPA. Under the SEPA, Yorkville shall advance to the Company a principal amount of $3,000,000 (the “Pre-Paid Advance”), which shall be evidenced by convertible promissory notes (the “Promissory Notes”), which are convertible into Company’s ADSs. The Pre-Paid Advance were subject to certain terms including the filing of F-1 Registration Statement and effectiveness of the F-1 Registration Statement which was declared effective by the SEC on August 6, 2024. See Notes 3 and 8 below.

The Company plans to finance its operations through sale of equity (including using SEPA as described above) and through increasing its revenues from product sales. However, there can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet its current obligations and to achieve its business targets. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

C.	The impact of Iron Sword War

On October 7, 2023, the State of Israel was attacked by the Hamas terrorist organization, and as a result, the State of Israel declared a state of war and a large-scale mobilization of reserves (the “War”), which is an exceptional event with security and economic implications, the scope and outcome of which cannot be predicted. Following the War, the State of Israel is taking significant steps to maintain the security of Israeli residents, which has had a significant impact on economic and business activity in the country.

The management regularly monitors developments and acts in accordance with the guidelines of the various authorities. Since this is an event beyond the Company’s control and characterized by uncertainty, inter alia as to when the War will end, as of the interim financial statements’ approval date, the Company is unable to predict the intensity of the War impact on the Company’s financial condition and its operations results.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies

A.	Basis of presentation

The accompanying unaudited condensed interim financial statements and related notes should be read in conjunction with the Company’s financial statements and related notes included elsewhere in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the Securities and Exchange Commission (“SEC”) on March 25, 2024. The unaudited condensed interim financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. The interim condensed financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements in accordance with IFRS for interim periods, as prescribed in IAS 34 “Interim Financial Reporting”. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any other interim period or for any future period.

B.	Material accounting policies

The Interim Financial Statements have been prepared in accordance with the accounting policies adopted in the Company’s most recent annual financial statements for the year ended 31 December 2023.

C.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates.

D.	New Standards adopted at 1 January 2024

Amendments to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

The amendments replace certain requirements for classifying liabilities as current or non-current. According to the amendments, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the amendments, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the amendments clarify that the conversion option of a liability will affect its classification as current or non-current, unless when the conversion option is recognized as equity.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

D.	New Standards adopted at 1 January 2024 (cont.)

Amendments to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current (cont.)

The amendments are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The amendments are applicable retroactively, including an amendment to comparative data.

The implementation of the amendments did not have a material impact on the classification of liabilities in the statements of the Company’s financial position.

There are no other accounting pronouncements which have become effective from 1 January 2024 that have a significant impact on the Company’s interim condensed consolidated financial statements.

E.	New Standards adopted not yet effective

International Financial Reporting Standard 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)

On 9 April 2024 the International Accounting Standards Board (IASB) published IFRS 18.

IFRS 18, replaces IAS 1 ‘Presentation of Financial Statements’ with the objective to improve how information is communicated in an entity’s financial statements, particularly in the statement of profit or loss and in its notes to the financial statements.

The main changes that will apply to the financial statements with the implementation of IFRS 18, in relation to the presentation and disclosure instructions that apply today include the following:

●	IFRS 18 will change the structure of the profit or loss report and will include three new defined categories: operating, investment and financing and will add two new interim summaries: operating profit and profit before financing and income taxes.

●	IFRS 18 includes guidelines for providing disclosure on performance indicators defined by management (Management-defined performance measures).

●	IFRS 18 provides guidelines regarding the aggregation and disaggregation of the information in the financial statements in relation to the question of whether information should be included in the main reports or in explanations and disclosures regarding items defined as “other”.

●	IFRS 18 includes amendments to other standards, including limited amendments to International Accounting Standard 7, Statement of Cash Flows.

IFRS 18 will become effective, in a retrospective manner, for annual reporting periods beginning on or after 1 January 2027. Early application of IFRS 18 is permitted.

The company is examining the possible impact of the new standard on the financial statements, but at this stage it is unable to assess such an impact. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - Execution of Standby Equity Purchase Agreement and Promissory Note

As further described in Note 13C4 to the Company’s annual financial statements for the year ended December 31, 2023 on June 5, 2023, the Company entered into a Standby Equity Purchase Agreement (the “Purchase Agreement” or “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”), under which the Company has the right, but not the obligation, to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $10,000 thousand (the “Commitment Amount”) of the Company’s ADS, each ADS representing five of the Company’s ordinary shares, NIS 0.01 par value.

Upon the execution of the Purchase Agreement, Yorkville, advanced to the Company $2,000 thousand (approximately NIS 7,170) of the Commitment Amount (the “Promissory Note”). The Promissory Note will mature on the 12-months anniversary of execution. The Promissory Note also accrues interest at a rate of 8%, and was issued with a 3% original issue discount, and will be repaid in 10 monthly installments beginning on the 60th day following the date of the Promissory Note’s execution either in cash or by submitting an advance shares.

On December 11, 2023, the Company and Yorkville entered into a first amendment to the SEPA pursuant to which Yorkville, upon the Company’s request, agreed to advance to the Company $1,000 thousand (approximately NIS 3,708 before issuance costs of approximately NIS 111) of the Commitment Amount, which is evidenced by the Second Promissory Note. The Second Promissory Note accrues interest at a rate of 8%, was issued with a 3% original issue discount and will be repaid in 5 equal monthly installments beginning on the 150th day following the execution date of the Second Promissory Note. The Second Promissory Note may be repaid with the proceeds of an Advance under the SEPA or repaid in cash.

On March 25, 2024, the Company entered into a second amendment to the SEPA under which the Commitment Amount was increased from original amount of $10,000 thousand to an updated amount of $15,000 thousand.

On May 8, 2024 the parties agreed that the Maturity Date in respect of the Second Promissory Note shall be extended to July 8, 2024.

See note 8 regarding a new SEPA with Yorkville.

The following tabular presentation reflects the reconciliation of the carrying amount of the Promissory Notes during the six-month period ended June 30, 2024:

Six months period ended June 30,
2024
Unaudited
Opening balance	7,139
Repayment of First Promissory Note and accrued interest through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	(3,721)
Recognition of discount, interest and exchange differences expenses	494
Income from exchange differences	-
Closing balance	3,912

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - Execution of Standby Equity Purchase Agreement and Promissory Note (Cont.)

During the period commencing on January 1, 2024 through June 30, 2024 , the Company sold 3,475,000 Advance Shares (represented by 17,375,000 ordinary shares) to Yorkville out of the Commitment Amount under SEPA for a total purchase price of $2,745 thousand (approximately NIS 10,724). As part of the above, an amount of $1,026 thousand (approximately NIS 3,912) was accounted for represent a partial repayment of principal and accrued interest related to the first promissory note, and an amount of $ 1,719 (approximately NIS 6,812) represent a practical exercise of commitment amount under equity line.

Note 4 - Share capital and reserves

A.	Composition of share capital

	June 30, 2024		December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Unaudited		Audited

Ordinary shares, par value NIS 0.01 each	1,000,000,000	99,739,786	1,000,000,000	69,579,231

B.	Rights attached to the ordinary shares

The ordinary shares of the Company grant the holders thereof the right to participate and vote in shareholders meetings, the right to receive a dividend, as declared, the right to participate in distributions of bonus shares and the right to participate in the distribution of the assets of the Company upon liquidation.

C.	Changes in the issued and outstanding capital

Six months period ended June 30, 2024
Unaudited

Balance as of January 1, 2024	69,579,231
Issuance of Advance Shares resulted from partial exercise of Commitment Amount (see Note 3 above)	17,375,000
Issuance of shares as part of shelf prospectus through public offering transaction	12,555,555
Exercise of restricted share units into ordinary shares	180,000
Issuance of ordinary shares for service provider	50,000
Balance as of June 30, 2024	99,739,786

Note 5 - Options grant

During the six-month period ended June 30, 2024, the Company’s Board of Directors approved an allotment of 107,000 options exercisable into shares of the Company, to several grantees. Each option is exercisable into one ordinary share of the Company par value NIS 0.01, over a vesting terms as determined by the Company’s Board of Directors, against a cash exercise price of NIS 0.837 per share (subject to standard adjustments). The fair value of the benefit in respect of the grant was estimated at an amount of NIS 89 which will be carried to profit and loss over the vesting period.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 6 - Loss per share

Basic and diluted net loss per ordinary share

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period (including shares that were fully paid under the pre-funded amount). Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method with respect to options and certain warrants and using the if-converted method with respect to certain warrants accounted for as derivative financial liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of options or warrants.

During the period of six months ended June 30, 2024 and 2023, the total weighted average number of ordinary shares, par value NIS 0.01 per share, of the Company related to outstanding options and warrants excluded from the calculation of the diluted loss per share was 19,723,878 and 18,997,479, respectively.

The following table presents a summary of the loss and number of shares (including adjustments to such data) that were taken into consideration for purposes of computing the loss per share (both basic and diluted).

	Six months period ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
Loss attributed to the shareholders of the Company for purposes of computing the basic and diluted loss per share	(16,284)	(17,753)	(33,835)

	Number of shares Six months period ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
Weighted number of shares used in computing basic and diluted loss per share	79,171,297	27,839,012	31,380,359

Note 7 - Financial risk factors

A.	General

The Company’s activities expose it to a variety of financial risks , market risks, credit risks and liquidity risks. During each period, the Company assesses the financial risks and makes decisions regarding them accordingly.

The condensed interim financial statements do not include all financial risk information and disclosures required in the annual financial statements; they should be read in conjunction with the Company’s annual financial statements as of December 31, 2023.

There have been no changes in the risk management policies since the year-end.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 7 - Financial risk factors (Cont.)

B.	Fair value of financial instruments

Items, the carrying value of which approximates their fair value

The Company’s financial instruments which are part of its working capital, include cash and cash equivalents, short-term bank deposits, restricted deposits, trade receivables, net other current assets, trade payables and other current liabilities. As of the reported periods, the balances of these financial instruments in the statements of financial position constitute an approximation of their fair values. In addition, the Company has a liability in respect of government grants, a liability in respect of leasing and promissory notes, net that are measured at the initial recognition date at fair value and in subsequent periods at the amortized cost using the effective interest method. Taking into consideration that there has not been a significant change in the discount rate used for recognition of the liabilities and the current discount rate, the balance constitutes an approximation of fair value.

Note 8 - Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued (August 15, 2024). Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.	New Standby Equity Purchase Agreement (“New SEPA”)

On July 16, 2024 (the “Effective Date”), the Company a second Standby Equity Purchase Agreement (the “New SEPA”) with Yorkville.

Pursuant to the New SEPA, subject to certain terms and conditions set forth in the agreement, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for the Company’s ADSs”, each representing 5 ordinary shares of the Company, par value NIS 0.01 per share for an aggregate subscription amount of up to $15 million (the “Commitment Amount”), at any time from Effective Date until July 16, 2027, unless earlier terminated pursuant to the New SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”). The Company will not have the right to require Yorkville to subscribe for any ADSs under the New SEPA if a balance remains outstanding under a Promissory Note without Yorkville’s consent, unless an Amortization Event (as defined in the agreement) has occurred and the proceeds of any Advance is applied towards repayment of a balance under a Promissory Note.

Under the New SEPA, Yorkville advanced to the Company the principal amount of $3,000,000 (the “Pre-Paid Advance”), which shall be evidenced by convertible promissory notes (the “Promissory Notes”), which are convertible into Company’s ADSs. The Pre-Paid Advance is subject to a discount in the amount equal to 3% of the principal amount of the Pre-Paid Advance netted from the purchase price due and structured as an original issue discount (the “Original Issue Discount”). The Original Issue Discount does not reduce the principal amount of each Promissory Note.

The first Pre-Paid Advance in a principal amount of $1,000,000 was advanced on July 17, 2024, the second Pre-Paid Advance in a principal amount of $1,000,000 was subject to filing of F-1 Registration Statement, the second Pre-Paid Advance in a principal amount of $1,000,000 and was advanced on July 26, 2024. The third Pre-Paid Advance in a principal amount of $1,000,000 was subject to the effectiveness of the F-1 Registration Statement, which effectiveness was declared on August 6, 2024.

Note 8 - Subsequent Events (Cont.)

A.	New Standby Equity Purchase Agreement (“New SEPA”) (cont.)

Principal, interest and any other payments due under the Promissory Notes shall be paid in cash on January 16, 2026 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. Except as specifically permitted by the terms of the Promissory Notes, the Company may not prepay or redeem any portion of the outstanding principal and accrued and unpaid interest thereunder. Subject to the terms set forth in the Promissory Notes, at any time on or after the issuance date, Yorkville shall be entitled to convert any portion of the outstanding principal of the Promissory Notes plus accrued and unpaid interest on such outstanding principal of the Promissory Notes to, but excluding, the conversion date (such amount, the “Conversion Amount”) into ADSs at the Conversion Price (as defined in the agreement). The number of Conversion Shares issuable upon conversion of the Conversion Amount will be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The “Conversion Price” means, as of any conversion date or other date of determination and subject to adjustments set forth in the Promissory Notes, the lower of (i) $0.5284 per ADS, or (ii) 95% of the lowest daily VWAP during the 5 consecutive trading days immediately preceding the Conversion Date or other date of determination, but not lower than $0.0868 per ADS Share. The Conversion Price will be adjusted from time to time pursuant to the terms and conditions of the Promissory Notes.

On August 6, 2024, the SEC declared the F-1 Registration Statement effective and the third Pre-Paid Advance in a principal amount of $1,000,000 was advanced on August 8, 2024, on the second trading day after the effectiveness of the initial Registration Statement. Following effectiveness of Yorkville and the Company intend to utilize the New SEPA as the ongoing funding mechanism in lieu of previous SEPA.

B.	Micronet deal

On August 26, 2024, the Company completed an asset purchase agreement for the Generation-3 camera products and intellectual property (IP) of Micronet Ltd. (hereinafter - “Micronet”), an Israeli public company which is a developer of advanced telematics systems, cameras, and Driver Monitoring Systems (DMS).  Under the terms of the agreement, the Comapny will acquire the intellectual property and inventory related to Micronet’s Generation 3 camera at no upfront cost. The acquisition is structured as an earn-out agreement, with future royalty payments to Micronet contingent upon the sale of products incorporating the acquired camera technology, if any.